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                           March 4, 2022

       Charles R. Kraus
       Senior Vice President, General Counsel and Corporate Secretary DIRTT Environmental Solutions Ltd.
       7303 30th Street SE
       Calgary, Alberta
       T2C 1N6

                                                        Re: DIRTT Environmental
Solutions Ltd.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed February 25,
2022
                                                            File No. 1-39061

       Dear Mr. Kraus:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed February 25, 2022

       Background to this Solicitation, page vi

   1.                                                   We note that this
section contains many allegations regarding 22NW   s failure to comply
                                                        with Canadian
securities laws including, without limitation, the following disclosure:
                                                               We also believe
that this chronology illustrates 22NW   s refusal to cooperate or
                                                            engage in
meaningful discussions with the Board and what appears to be breaches of
                                                            Canadian securities
laws.
                                                               Since November
30, 2020, it appears that 22NW and 726 have been in breach of the take-over bid
regime under NI 62-104 with respect to 63 instances of Common Share purchases.
                                                               On November 4,
2021, Messrs. O   Meara and Krause and Ms. MacEachern had a
                                                            call with Mr. Noll.
On November 4, 2021 and November 5, 2021, Messrs. O   Meara
                                                            and Krause and Ms.
MacEachern also had calls with Messrs. English, Broderick and
 Charles R. Kraus
FirstName  LastNameCharles  R. Kraus
DIRTT Environmental   Solutions Ltd.
Comapany
March      NameDIRTT Environmental Solutions Ltd.
       4, 2022
March2 4, 2022 Page 2
Page
FirstName LastName
              Mitchell. The calls were to discuss 2021 third quarter financial results. Each of
              Messrs. Noll and English, Broderick and Mitchell raised similar concerns on their respective calls, surrounding (i) concern with the lack of insider/Board ownership of
              Common Shares, and (ii) an opinion that the Company should disclose what is in the pipeline for the Company.
                   On January 20, 2022, the Company announced that it believed it should file an application with the ASC against 22NW and 726 for breaching take-over bid and early warning reporting provisions under applicable Canadian securities laws, in order to protect minority shareholders and ensure that all shareholders are provided with full and accurate information.

         Please provide support for the suggestion that 22NW has been acting in concert with 726
         and 726   s principal, Shaun Noll. In addition, it is our
understanding that on January 20,
         2022, the Company did in fact file the above referenced application with the ASC against
         22NW, that a hearing before a panel of the ASC was scheduled for March 3, 2022, and
         that the ASC   s ruling is expected to be issued today, March 4, 2022.
Please revise the
         background section to confirm, if true, that such application was filed and that a hearing was held. Summarize the relief sought in the application and the allegations claimed.
          Please also supplement the disclosure to disclose the outcome of such hearing including
         the panel   s finding with respect to the various allegations claimed
in this section.
2.       Disclosure on page xi indicates that    [a]lso on November 5, 2021,
Mr. English
         participated in a telephone call with Mr. Lillibridge and Denise E. Karkkainen, the Chair
         of the Nominating and Governance Committee, to discuss Mr. English   s
desire to be
         appointed to the Board on an immediate basis, and his unwillingness to sign a standstill
         agreement.    It is our understanding that Mr. English had indicated
that he would be
         willing to become subject to standstill restrictions as part of a negotiated settlement agreement and that the proposal and term sheet delivered to the Company in early
         December provided that the proposed cooperation agreement would include customary standstill provisions. Please revise or advise.
3.       Disclosure on pages xi and xii includes the following statements:

                   At 10:15 a.m. MST, a Board meeting was held to discuss the implications if Mr.
              English and 726 were not supportive of the Convertible Debenture Financing based on the 9:00 a.m. call. Ultimately, the Board approved the Convertible Debenture
              Financing.
                   At 2:07 p.m. MST, Mr. Broderick emailed Mr. Krause, copying Messrs. English and
              Mitchell, expressing 22NW   s opposition for the Convertible
Debenture Financing,
              which again had not been announced.
                   At 2:10 p.m. MST, Mr. English also contacted Mr. O   Meara
separately to express
              22NW   s opposition to the unannounced financing.

         Such disclosure suggests that 22NW was opposed to the Convertible Debenture Financing
 Charles R. Kraus
DIRTT Environmental Solutions Ltd.
March 4, 2022
Page 3
         specifically. It is our understanding that 22NW had no knowledge of such deal at the time and that 22NW expressed a general opposition to any type of dilutive transaction that did not involve 22NW in the process. Please revise or advise.
Certain Effects of the 22NW Solicitation, page xv

4.       Please disclose the Board   s intent with respect to issuing the
referenced endorsement
         before the date of appointment or election should a    change of
control    occur at the
         annual and special meeting of shareholders scheduled to be held on April 26, 2022.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Perry Hindin at 202-551-3444.



FirstName LastNameCharles R. Kraus                            Sincerely,
Comapany NameDIRTT Environmental Solutions Ltd.
                                                              Division of
Corporation Finance
March 4, 2022 Page 3                                          Office of Mergers
& Acquisitions
FirstName LastName